Don H. Liu

Senior Vice President,

General Counsel and Secretary

VIA EDGAR

October 25, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Craig Slivka, Staff Attorney

Re:	Xerox Corporation
Definitive 14A
Filed April 10, 2007
File No. 1-04471

Dear Mr. Slivka:

On October 25, 2007, we received your letter dated September 26, 2007 (postmarked October 18, 2007) with respect to Xerox Corporation’s 2007 definitive proxy statement. We did not receive a fax copy of the letter and attribute that to the fact that we have been in the process of relocating our principal executive offices from Stamford, CT to Norwalk, CT.

Per our telephone conversation with you on October 25, 2007, we very much appreciate you extending to November 30, 2007 the time period within which to respond to your letter.

Sincerely,

DON H. LIU

Don H. Liu

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Telephone 203.849-2529

Facsimile 203.849.5152